Filed by Coca-Cola West Company, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated February 8, 2017

Consolidated Financial Summary

for Fiscal Year Ended December 31, 2016 (Japanese Standard)

February 6, 2017

(Excerpt)

Changes to Directors

The Board of Directors decided today at its meeting on the following changes to directors and audit and supervisory committee members of Coca-Cola West Company, Limited (the “Company”).  These changes are conditioned upon approval of both the proposed share exchange being implemented as part of the business integration between the Company and Coca-Cola East Japan Co., Ltd. and the proposed absorption-type company split being implemented by the Company as part of the business integration at the annual general meetings of shareholders of the two companies which are to be held in March 2017, and upon effectuation of such transactions (on April 1, 2017 (planned)).

1.	New Representative Director Candidate (as from April 1, 2017)

Name	New position	Current position
Vikas Tiku	Representative Director, Executive Vice President, Chief Financial Officer, and General Manager of Transformation	Vice President, and Chief Integration Officer of Coca-Cola East Japan Co., Ltd.

2.	New Director Candidates (as from April 1, 2017)

(i)	Directors (excluding directors serving on the audit and supervisory committee)

Name	New position	Current position
Costel Mandrea	Director	Director, Vice President and Chief Commercial Officer of Coca-Cola East Japan Co., Ltd.
Hiroshi Yoshioka	Director (Outside Director)	Director (Outside Director) of Coca-Cola East Japan Co., Ltd.

(ii)	Directors serving on the audit and supervisory committee

Name	New position	Current position
Zenji Miura	Director (Audit and Supervisory Committee Member) (Outside Director)	Director of the Company (Outside Director) Representative Director, President & CEO of Ricoh Company, Ltd.
Irial Finan	Director (Audit and Supervisory Committee Member) (Outside Director)	Director of Coca-Cola East Japan Co., Ltd. (Outside Director) Executive Vice President of The Coca-Cola Company (President of the Bottling Investments Group)
John Murphy	Director (Audit and Supervisory Committee Member) (Outside Director)	President of the Asia Pacific Group of The Coca-Cola Company
* With respect to the director candidates who are serving on the audit and supervisory committee, the consent of the audit and supervisory committee has been obtained.

3.	Retiring Directors (as of March 31, 2017)

(i)	Representative Director

Nobuo Shibata

(ii)	Directors (excluding directors serving on the audit and supervisory committee)

Hideharu Takemori
Toshio Fukami
Shigeki Okamoto
Yoshiki Fujiwara
Shunichiro Hombo
Zenji Miura (Outside Director)

(iii)	Directors Serving on the Audit and Supervisory Committee

Hiroyoshi Miyaki (Standing Audit & Supervisory Committee Member (full-time))
Gotaro Ichiki (Outside Director)
Seiji Isoyama (Outside Director)
Tomoko Ogami (Outside Director)

(Note)
Changes to be made on or after April 1, 2017 to representative directors, directors (excluding directors serving on the audit and supervisory committee) and directors serving on the audit and supervisory committee will be announced separately once the details are determined.

4.	Reference (Directors as of March 22, 2017 and April 1, 2017)

March 22, 2017 (Coca-Cola West Company, Limited)	April 1, 2017 (Coca-Cola Bottlers Japan Inc.)

 (i)     Directors (excluding directors serving on the audit and supervisory committee)
Representative Director: Tamio Yoshimatsu
Representative Director: Nobuo Shibata
Director: Hideharu Takemori
Director: Toshio Fukami
Director: Shigeki Okamoto
Director: Yoshiki Fujiwara
Director: Yasunori Koga
Director: Shunichiro Hombo
Director: Zenji Miura (Outside Director)

 (i)      Directors (excluding directors serving on the audit and supervisory committee)
Representative Director: Tamio Yoshimatsu
Representative Director: Vikas Tiku
Director: Yasunori Koga
Director: Costel Mandrea
Director: Hiroshi Yoshioka (Outside Director)

 (ii)     Directors Serving on the Audit and Supervisory Committee
Director: Hiroyoshi Miyaki (Standing Audit & Supervisory Committee Member (full-time))
Director: Tadanori Taguchi (full-time)
Director: Gotaro Ichiki (Outside Director)
Director: Seiji Isoyama (Outside Director)
Director: Tomoko Ogami (Outside Director)

 (ii)     Directors Serving on the Audit and Supervisory Committee
Director: Tadanori Taguchi (full-time)
Director: Zenji Miura (Outside Director)
Director: Irial Finan (Outside Director)
Director: John Murphy (Outside Director)

*
The above decision is conditioned that the proposal of appointing those directors will be approved and resolved at the 59th annual general meeting of shareholders to be held on March 22, 2017.
Moreover, the official decision is planned to be made based on the resolutions at the 59th annual general meeting of shareholders to be held on March 22, 2017 and a subsequent meeting of board of directors, as well as certain necessary resolutions at meetings of the board of directors and the audit and supervisory committee of Coca-Cola Bottlers Japan Inc. (currently, Coca-Cola West Company, Limited) to be held on or after April 1, 2017.

End

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Company, Limited (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:

Company Name ：Coca-Cola West Company, Limited
Address ：7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge ：Masakiyo Uike, Finance Department
Tell ：+81-92-641-8585　 Email ：masakiyo-uike@ccwest.co.jp